August 18, 2020



VIA ELECTRONIC MAIL

Michael K. Renetzky, Esq.
Locke Lord LLP
111 South Wacker Drive
Chicago, Illinois 60606

       RE:     Merit Life Insurance Co.:
               Fixed Contingent Deferred Annuity Contract
               Initial Registration Statement on Form S-1
               File No. 333-239300

Dear Mr. Renetzky:

       The staff has reviewed the above-referenced initial registration statement, which the Commission received on June 19, 2020. Based on our review, we have the following comments. Cited page numbers correspond to those in the copy filed on EDGAR. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms have the meaning given to them in the registration statement.

1.     General

       a. Please disclose to the staff whether there are any types of guarantees or support agreements with third parties to support any of the Company s obligations under the Contract or whether the Company will be solely responsible for payment of Contract benefits.

       b. In the    Calculation of Registration Fee    on the facing sheet,
please fill in the
             Amount to be Registered,       Proposed Maximum Aggregate Offering
Price,
          and    Amount of Registration Fee    columns.

           Please note that all missing/bracketed disclosure must be provided and may be subject to further review.
 Michael K. Renetzky, Esq.
Locke Lord LLP
August 18, 2020
Page 2 of 11

2.      Front/Back Cover Page

        a. In the first paragraph, please add    including any material state
variations    and
           provide if applicable.

        b. Please provide the following disclosure on the front (or inside front) cover
           page:    The registrant   s obligations under the Contract are
subject to the
           financial strength and claims paying ability of the registrant.

        c. The Company cannot disclaim responsibility for the information in its
           registration statement. Therefore, please delete the third sentence in the second paragraph of the front cover page and remove all references to the
           Contract for information provided in the prospectus, e.g., sixth paragraph
           under    Overview    on page 11.

        d. Provide the name of the underwriter and disclose the nature of the underwriting arrangement. Item 501(b)(8) of Regulation S-K.

        e. On the back cover page of the prospectus, please address, as applicable, the disclosure required by Item 502(b) of Regulation S-K regarding dealer prospectus delivery requirements.

3.      Frequently used Terms (page 1)

        a. Please revise the definition of    Annuitant    to clarify whether
the Annuitant is
           the life of the person upon which payments continue and is also the person to receive such payments under the Contract.

            Please also make this clear under    Annuitant Designations    at
the bottom of
            page 12.

        b. Please consider deleting the term    Benefit Amount    or better
distinguish the
           term from    Income Amount.

        c. Please revise the definition of    Financial Firm    to provide a
more complete
           and precise definition of the term. For example, the second to last paragraph on page 3 refers to them as registered investment advisors and the top of page
           4 refers to wealth management accounts of Financial Firms.

        d. In the definition of    Income Base,    please clarify whether
Eligible
           Contributions and Excess Withdrawals impact the Account value on the Exercise and/or Issue Date.

            In the first sentence of    Vesting Period,    please clarify
two years    from
            when.
 Michael K. Renetzky, Esq.
Locke Lord LLP
August 18, 2020
Page 3 of 11

4.      Prospectus Summary (page 3)

       Please clarify inconsistent terminology to make the disclosure easier for an investor to follow and understand.

        a. Under the subheading    Contingent Deferred Annuities,    the
disclosure states
           that    [a] CDA will provide payments to the annuitant or owner ...
in the same
           manner as a traditional annuity upon the occurrence of certain specified conditions." Because an investor in this product may not be familiar with how a traditional fixed annuity operates, please more directly explain how payments are made under the CDA.

        b. In the last sentence under    Contingent Deferred Annuities,
please clarify
           when an Investment Account will belong to the purchaser and when it is an insurance company asset.

        c. The paragraph under    Merit   s Fixed Contingent Deferred Annuity
Contract
           refers to withdrawals that are not Excess Withdrawals as    covered
  then
              contemplated    withdrawals. For clarity, please use one term
consistently
           throughout the prospectus.

        d. In the same paragraph, please add in the parenthetical in third sentence that these values are adjusted by contributions and withdrawals.

        e. In the same paragraph, the disclosure describes that withdrawals will
           proportionately reduce the Income Amount and future Benefit Amounts. The
           paragraph continues,    [c]orrespondingly, any Eligible
Contributions made to
           the account will increase the Income Amount   .    Please clarify
that any
           Eligible Contributions increase the Income Amount on a dollar-for-dollar basis and not on a proportionate basis as the disclosure may suggest.

        f. The staff also suggests defining the term    guarantee    which
appears in the last
           paragraph on page 3.

        g. For "Distributions" and    Excess Distributions    on page 4, please
clarify these
           terms, i.e., referring to withdrawals?

            Please also disclose how the frequency of Distributions is determined.

        h. Please revise the disclosure following    Availability    to clarify
what "non-
           qualified (tax)" means.

        i. For    Flexibility    on page 4, please clarify the term    Funds,
 i.e., referring to
           mutual funds or monetary amount.

        j. For    Risk Management    on page 4, please provide more specific
cross-
 Michael K. Renetzky, Esq.
Locke Lord LLP
August 18, 2020
Page 4 of 11

            references to the sections of the prospectus that expand on how risk is managed through product design and a substantial balance sheet. Please also
            clarify what you mean by    substantial balance sheet

        k. For    Important Ages,    please add age 65 as the earliest age for
the Exercise
           Date.

5.      Risk Factors (page 5)

            Please consider revising certain of the captions to better cite the risk involved.
        For example, the last two captions on page 5 would be better revised as risks of termination and/or loss of benefits resulting from what is cited in these captions.

        a. Please add a risks that this is a new insurer or at least an insurer under new management.

        b. The second risk factor should also disclose that the investment guidelines and risk profiles may change and that may require you to reallocate investments, may trigger tax consequences when having to move money, and may require you to adhere to a more conservative investment profile.

        c. In lieu of the    Our agreement with your Financial Firm may end and
your
           Contract may be terminated    on page 5, please specify here or
where more
           appropriate the circumstances under which the agreement may be terminated and by whom rather than generically referring to a termination of the agreement.

        d. In the third risk (   Our agreement with your    .   ), please
revise the fourth
           sentence (beginning with    We cannot guarantee    .   ) for proper
grammatical
           structure.

        e. In the next and second to last risk on page 5, please elaborate on what would make an ownership designation unacceptable.

        f. In the last risk on page 5, please define what a    timely basis
is.

        g. Under    The point in time when you begin taking withdrawals from
your
           Account    .    on page 6, please disclose why it is less likely
Benefit Amounts
           will be paid.

        h. Please insert a risk caption for the second to last paragraph on page 6
           (beginning with    Fees accrue from the Issue Date    .   ).

        i. In the last paragraph on page 6, please be more specific as to what other administrative service fees may count as a withdrawal and also quantify what
           a    reasonable amount    is for not counting it as a withdrawal for
purposes of
 Michael K. Renetzky, Esq.
Locke Lord LLP
August 18, 2020
Page 5 of 11

            the Contract. Please provide a cross-reference to and add these details at the
            top of page 12 and under    Fees    at the bottom of page 13.

        j. Please revise the second to last sentence under    You should be
aware of the
           various regulatory protections    .    on page 7 to note that
certain other
           regulatory protections and financial information are available (e.g., the registration statement is filed under the Securities Act of 1933 and financial information is included in the registration statement).

        k. Please clarify the meaning of    collaborators    in the last line
on page 7.

        l. Please provide risk disclosure with respect to the following:

            i. Account performance preventing receipt of any benefit.

            ii. If applicable, the impact of divorce (on joint owners).

            iii. Possible negative tax consequences.

6.      Fixed Contingent Deferred Annuity Contract     Overview (page 11)

        a. Overview

            i. Add disclosure briefly describing what kind of investor the Contract would be good for and what kind of investor the Contract would not be good for.

            ii. Please clarify the meaning of the Exercise Date. For example, does it mandate that an Owner make a withdrawal after the Vesting Period has ended in order to determine the applicable Income Base and in turn the
                Income Amount?

            iii. In light of plain English, disclose that the earliest Exercise Date would be when the Annuitant turns 65.

            iv. In the last sentence of the fifth paragraph, clarify whether the 5% of
                Account value amount is less the fees mention at the top of page 12.

            v. In the second sentence of the sixth paragraph, please provide a cross-
               reference to where the adjustments are discussed in the prospectus

            vi. Supplementally explain to the staff and disclose, if applicable, how potential purchasers will know if their Financial Firm is eligible to offer the guarantee, e.g., provide a list.

            vii. Please disclose with specificity the investment guidelines and risk
 Michael K. Renetzky, Esq.
Locke Lord LLP
August 18, 2020
Page 6 of 11

                parameters that will be offered with the Contract, e.g., on page 18. In doing so, please disclose whether guidelines and parameters will vary from firm to firm or will they be standardized. If there is variance, please explain why.

            viii. If applicable, please also add highlighted disclosure that the investment guidelines and risk parameters are designed to minimize the risk that the
                 Account value will be reduced to zero before the Annuitant   s
death,
                 thereby requiring the Company to make lifetime payments to the Annuitant.

        b. Free Look Right (page 12)

               If applicable, disclose that the 30 days for the    Free Look
Right    on page
            12 may be longer than 30 days if required by state law.

        c. Eligible Purchasers (page 12)

               The last paragraph under    Eligible Purchasers    on page 12
states that
            married couple can be Owners of a non-qualified Account. Therefore, please supplementally explain to the staff the impact that having married couple
            Owners has on the guarantee and confirm it has been clearly explained where applicable.

        d. Underwriting Requirements (page 13)

                Please disclose if there is a minimum Account value required to purchase the Contract.

        e. Fees (page 13)

                In the last sentence, please disclose whether unpaid fees will be prorated if the Contract terminates before the Covered Event.

        f. Income Amount (page 14)

            i. At the end of second sentence and wherever else applicable, please
               confirm whether it should reference    Income Year    [measured
from
               Exercise Date] or    Benefit Year    [measured from Covered
Event].

            ii. Consider explaining    Income Base    before    Income Amount
 given that
                the Income Amount is derived from the Income Base.

                Please provide examples of both, including the impact of Excess Withdrawals and contributions.
 Michael K. Renetzky, Esq.
Locke Lord LLP
August 18, 2020
Page 7 of 11

        g. Income Base (page 14)

               If applicable, please address how the Income Base is calculated if no
            Exercise Date takes place.

        h. Impact of Excess Withdrawals on the Income Base (page 14).

                Please clarify that if an Excess Withdrawal reduces your Account Value to zero, the contract terminates. Please also explain that the impact of an Excess
            Withdrawal is magnified if your Account Value is less that your Income Base.

            Please provide an example that includes the impact on the Income Amount as well.

        i. Eligible Contributions (page 15)

                Please provide a more detailed description of Eligible Contributions including before the end of the Vesting Period and those made after the
            Exercise Date.

        j. Termination (page 15)

                Please describe all means of termination rather than force the reader to search for all of them throughout the prospectus.

            In addition, please explain supplementally if there any contract provisions or other protections that may prevent the Company from terminating the contract when it may be financially advantageous for it to do so.

        k. Examples (page 15)

                All the Examples require more narrative explanations of how the various values were calculated.

            For example, in Hypothetical 1, there is no basic explanation as to how the
            Minimum Income Amount or Income Amount on the Exercise Date were calculated. In Hypothetical 2, there could have been a simple explanation that
            no Income Amount was paid out because the Annuitant   s death
occurred
            before any Covered Event. Finally, Hypothetical 3 provides a good example of when Account Value on the Issue Date was higher than on the Exercise
            Date, but never simply explained.

            Please also explain supplementally why you believe the performance shown in the examples are representative of how the product might perform, particularly given the investment guidelines. For example, the first 3
 Michael K. Renetzky, Esq.
Locke Lord LLP
August 18, 2020
Page 8 of 11

            hypotheticals show 10% annual returns for the period between the Issue Date and Exercise Date.

        l. Investment Guidelines and Risk Profile (page 18)

            i. Please consider whether the third sentence of the third paragraph is potentially misleading because it may suggest that the investment guidelines will have no impact on most investors.

            ii. Please disclose how the Company will notify an Owner that they or the
                Financial Firm have breached their investment guidelines.

            iii. The Cure Period is 30 days or    it may be less    from the
date of the breach.
                 Please consider revising so that 30 days is counted from the date any notice was sent. Please also disclose the minimum amount of notice that will be provided.

            iv. Please explain why the acceptable risk profiles and investment guidelines including if they may be changed to limit the risks faced by the Company by decreasing the likelihood that a Covered Event may occur.

        m. Portability (page 19)

            i. Highlight the paragraph immediately preceding this caption.

            ii. Please also disclose the impact of the timing of any transfer relative to the
                Exercise Date and Covered Event on the Issue Date for the new Account,
                and the calculation of the Income Base and Income Amount.

            iii. Please also explain how an investor can obtain a list of Financial Firms that currently have an agreement with the Company.

        n. Delivery of Payments (page 19)

               Please disclose the $20 payment processing fee earlier in the prospectus
            under    Fees.

            Please also disclose the frequency and timing of payments after a Covered
            Event.

        o. Electronic Delivery of Documents (page 20)

                Please explain how this provision will comply with the Commission guidance on electronic delivery with respect to documents required to be delivered to investors under the federal securities laws. See Use of Electronic
 Michael K. Renetzky, Esq.
Locke Lord LLP
August 18, 2020
Page 9 of 11

            Media for Delivery Purposes, Investment Company Act Release No.
21399
            (Oct. 6, 1995); Use of Electronic Media by Broker-Dealers, Transfer Agents,
            and Investment Advisers for Delivery of Information, Investment Company
            Act Release No. 21945 (May 9, 1996); and Use of Electronic Media, Investment Company Act Release No. 24426 (Apr. 28, 2000).

        p. Our Right to Amend the Contract (page 20)

                Please describe what constitutes    a written form acceptable
to us    and
            disclose the internet address under    Notice to Us    on page 22.

        q. Non-Participating (page 20)

               Please revise the    Contracts do not represent equity in Merit
  in plain
            English.

        r. Distribution of the Contracts (page 20)

                Please confirm all disclosure required by Item 508 of Regulation S-K pursuant to Item 8 of Forms S-1 has been provided including the obligation of the underwriter to take the securities (508(a)) and the underwriter s compensation (508(e)).

        s. Financial Strength (page 21)

                It appears that the Company is disclosing its A.M. Best financial strength rating in this registration statement.

            i. Please include the written consent of A.M. Best as an exhibit to this registration statement. See rule 436 under the Securities Act of 1933.

            ii. Please consider any obligations you may have under the federal securities laws to update your registration statement to reflect changes in these ratings.

7.      Federal Income Tax Considerations (page 23)

        a. Please advise the staff whether the Company intends to obtain a private letter ruling from the IRS with respect to the Contract (for treatment of the Contract as an annuity).

        b. Please provide additional details as to the treatment of Contracts and treatment of benefit payments, i.e., as income or return of capital, from a qualified or non-qualified Account, impact of spouse etc. Please note that the fifth
           paragraph states that withdrawals must be taken by the Annuitant   s
95th
 Michael K. Renetzky, Esq.
Locke Lord LLP
August 18, 2020
Page 10 of 11

             birthday. Please reflect this in the definition of Exercise Date.

8. For Item 11(e) of Form S-1 (financial statements), please supplementally confirm whether all applicable financial statements have been provided and whether they were provided as required for a smaller reporting company. Please note that this may be subject to further review and comment by the staff.

9.        Management (page 42)

        Please provide all disclosure required by Item 11(k) of Form S-1/Item 401 of
Regulation S-K, for example, terms of executive officers and directors and confirm all other applicable disclosure has been provided.

10.       Executive Compensation (page 47)

        Please supplementally provide the staff with a legal basis and/or legal precedent for providing the disclosure in its current form. Otherwise, please provide all disclosure required by Item 11(l) of Form S-1 as set forth in Item 402 and 407 of Regulation S-K.

11.       Security Ownership (page 49)

       Please provide all disclosure as required by Item 11(m) of Form S-1/Item 403 of
Regulation S-K.

Part II

12.       Exhibits and Financial Statement Schedules

        Please confirm all applicable exhibits have been provided, e.g., exhibit 1
underwriting agreement and exhibit 16 change of accountant. In doing so, please revise and renumber exhibits to reflect the actual exhibit numbers that are applicable to the filing but not applicable, e.g., exhibits 11 and 12 are not applicable to a Form S-1 registration statement.

13.       Item 17 Undertakings.

       Please revise the undertakings to properly reflect all applicable undertakings, e.g., undertaking pursuant to Regulation S-K 512(a)(6).

14.       Financial Statements, Exhibits, and Certain Other Information

         Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.
 Michael K. Renetzky, Esq.
Locke Lord LLP
August 18, 2020
Page 11 of 11

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    *****************************************
         Responses to these comments should be made in a letter addressed to me and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

        Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

        If you have any questions, you are welcome to call me at (202)
551-6767.

                                                    Sincerely,

                                                    /s/ Sonny Oh

                                                    Sonny Oh
                                                    Senior Counsel
                                                    Disclosure Review Office

cc:     Sumeera Younis, Branch Chief
        Michael Kosoff, Senior Special Counsel